

Suite 1201-1111 W. Hastings Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

April 14, 2004

Wyoming Oil & Gas Commission Approves LAK Ranch Project Restart

The Company today reported the approval on April 13, 2004 by the Wyoming State Oil and Gas Conservation Commission to Ivanhoe Energy's request to restart steam flooding of the LAK Field and the associated environmental monitoring plan. Ivanhoe Energy is the project operator of the Company's LAK Ranch Project.

Derek's new office address is Suite 1201-1111 W. Hastings Street, Vancouver, B.C., V6E 2J3.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
President

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved
the information contained herein.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. When Used in this document, the words "potential", "plan","could","estimate","estimate","expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may

not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.